CLS	Corporate Law Solutions A Professional Law Corporation Gregory W. Preston, Esq. Managing Director
	2112 Business Center Dr., 2nd Floor Irvine, California 92612 - 7135	Direct Dial: 949.252.9252 Facsimile: 949.757.0667
Email: gpreston@corp-law.com
September 28, 2005

Via Federal Express
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

ATTN:	Michael McTiernan, Special Counsel

Re:	Point Center Mortgage Fund I, LLC
Amendment No. 7 to Registration Statement
on Form S-11--Registration No. 333-118871

Dear Mr. McTiernan:

On behalf of Point Center Mortgage Fund I, LLC (the "Fund"), enclosed herewith in connection with the filing today via EDGAR of Amendment No. 7 ("Amendment No. 7") to the Fund's Registration Statement on Form S-11 Registration No. 333-118871 (the "Registration Statement"), please find the following in response to the letter of the staff of the Securities and Exchange Commission (the "Staff") dated August 25, 2005:

(i)	One (1) conformed copy of Amendment No. 7; and

(ii)	Two (2) copies of Amendment No. 7 that have been marked to show changes from Amendment No. 6 to the Registration Statement .

The following responses have been numbered to correspond to the paragraph numbers set forth in the Staff's letter.

General

1.	The sales materials disclosure has been added.

2.	The Part II offering expense table has been completed.

3.	The opinions of counsel have been filed.

Prospectus Cover Page

4. Disclosure has been added to state that the Manager may accept subscriptions in an amount less than $25,000.

Prior Experience of our Manager, page 36

5. Disclosure has been added with respect to the geographical regions of the properties underlying the loans of National Financial Lending, LLC and the average interest rate and average term of those loans.

Appendix I

6. The requested disclosure has not been provided because National Financial Lending, LLC has not sold any of its loans.

Please be advised that during the 2nd week of October we anticipate filing Amendment No. 8 to the Registration Statement which will include the September 30, 2005 unaudited balance sheets of the Fund and Point Center Financial, Inc., at which time we will request acceleration of the effective date of the Registration Statement.

If you have any questions or comments regarding the subject matter of this letter, please do not hesitate to contact the undersigned. We look forward to your prompt response and we thank you in advance for you assistance with regard to this matter.

Sincerely, CORPORATE LAW SOLUTIONS By /s/ Gregory W. Preston Gregory W. Preston, Esq. Managing Director

cc:	Dan Harkey